

August 5, 2014

Via Email
Brian T. Stevens
Vice President and Controller
Mercedes-Benz Financial Services USA LLC
36455 Corporate Drive
Farmington Hills, Michigan 48331

> **Re: Mercedes-Benz Auto Lease Trust 2013-A**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 333-178761-03**

Dear Mr. Stevens:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K

Item 1122 of Regulation AB. Compliance with Applicable Servicing Criteria

1. We note that in the body of the Form 10-K you disclose that Mercedes-Benz Financial Services USA identified a material instance of noncompliance with respect to Item 1122(d)(4)(vii) of Regulation AB. While the determination of whether there was a material instance of noncompliance is made at the platform level, if any identified material instance of noncompliance involved the assets underlying the transaction covered by a particular Form 10-K report, under certain facts and circumstances it may be necessary to disclose that fact in the applicable Form 10-K. Accordingly, please tell us whether Mercedes-Benz Auto Lease Trust 2013-A was part of the sample transactions reviewed to assess compliance with applicable servicing criteria, and whether the identified material instance of noncompliance involved its underlying assets.

Brian T. Stevens
Mercedes-Benz Financial Services USA LLC
August 5, 2014
Page 2

Exhibit 33.1

2. We note that the material instance of noncompliance identified by Mercedes-Benz Financial Services USA includes certain loss mitigation or recovery actions that were not being initiated, conducted and concluded in accordance with time frames or other requirements established by the transaction agreements, and that it is exploring procedural and policy changes to achieve full compliance. So we may better understand the identified material instances of noncompliance, please tell us the following:

- what types of loss mitigation or recovery actions were not being initiated, what types of loss mitigation or recovery actions were not being initiated, conducted and concluded in accordance with time frames or other requirements established by the transaction agreements;
- were these loss mitigation or recovery actions ultimately initiated, conducted and concluded, and if so, when;
- what led you to conclude that distributions to the security holders were not materially impacted;
- what types of procedural and policy changes is the servicer exploring; and
- whether any changes have been made and, if so, a description of those changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Stasny at 202-551-3674 or me at 202-551-3313 if you have any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel